Exhibit 99.1

Zhihu Inc. Reports Unaudited Fourth Quarter and Fiscal Year 2025 Financial Results

BEIJING, China, March 25, 2026 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Highlights

•	Total revenues were RMB643.5 million (US$92.0 million), compared with RMB859.2 million in the same period of 2024.

•	Gross margin was 53.6%, compared with 62.9% in the same period of 2024.

•	Net loss was RMB210.8 million (US$30.1 million), compared with a net income of RMB86.4 million in the same period of 2024.

•	Adjusted net loss (non-GAAP)[1] was RMB39.4 million (US$5.6 million), compared with an adjusted net income of RMB97.1 million in the same period of 2024.

•	Average monthly subscribing members[2] were 12.2 million in the fourth quarter of 2025.

Fiscal Year 2025 Highlights

•	Total revenues were RMB2,749.0 million (US$393.1 million), compared with RMB3,598.9 million in 2024.

•	Gross margin was 59.9%, compared with 60.6% in 2024.

•	Net loss was RMB195.2 million (US$27.9 million), compared with RMB169.0 million in 2024.

•	Adjusted net income (non-GAAP)[1] was RMB37.9 million (US$5.4 million), compared with an adjusted net loss of RMB96.3 million in 2024.

“2025 marked a structural inflection point for Zhihu. We achieved our first-ever full-year non-GAAP profitability, building on our initial quarterly non-GAAP profit in the fourth quarter of 2024,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “This milestone validates that our shift towards high-quality has strengthened both our operating model and earnings resilience. In the fourth quarter, we drove solid progress across both our community ecosystem and commercialization efficiency. Our DAUs spent more than 41 minutes per day on average on Zhihu, while authentic, expert-driven, high-quality content continued to expand across verticals. Revenue trends improved sequentially, with a meaningfully narrower quarter-over-quarter decline. Entering 2026, while solidifying the foundation of our core business, we are accelerating our commercialization explorations related to AI. By leveraging our vast expert network, trusted content assets, and diverse real-user scenarios, we are building a differentiated moat around our community and enhancing Zhihu’s strategic position within the broader AI ecosystem.”

“2025 represents a structural upgrade in Zhihu’s financial profile,” said Mr. Han Wang, chief financial officer of Zhihu. “We delivered our first full year of non-GAAP profitability through sustained cost discipline, improved operating leverage, and tighter expense control, all while maintaining healthy gross margins. Entering 2026, we are focused on further enhancing earnings quality and scalability by prioritizing higher-margin, more capital-efficient revenue streams. At the same time, we remain committed to disciplined capital allocation, including share repurchases, to support long-term shareholder value.”

Fourth Quarter 2025 Financial Results

Total revenues were RMB643.5 million (US$92.0 million), compared with RMB859.2 million in the same period of 2024.

Marketing services revenue was RMB234.8 million (US$33.6 million), compared with RMB315.9 million in the same period of 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings.

Paid membership revenue was RMB333.5 million (US$47.7 million), compared with RMB420.2 million in the same period of 2024. The decrease was primarily due to a decline in the number of our average monthly subscribing members.

Other revenues[3] were RMB75.2 million (US$10.8 million), compared with RMB123.1 million in the same period of 2024. The decrease was primarily due to the strategic refinement of our vocational training business, partially offset by the growth of revenues generated from our intellectual property derivatives business.

Cost of revenues decreased by 6.2% to RMB298.7 million (US$42.7 million) from RMB318.5 million in the same period of 2024. The decrease was primarily due to a decrease in personnel-related expenses.

Gross profit was RMB344.8 million (US$49.3 million), compared with RMB540.7 million in the same period of 2024. Gross margin was 53.6%, compared with 62.9% in the same period of 2024. The decrease in gross margin was primarily due to our continued efforts in broadening and enhancing content offerings for all of our users.

Total operating expenses were RMB608.7 million (US$87.0 million), compared with RMB528.8 million in the same period of 2024.

Selling and marketing expenses decreased by 13.0% to RMB275.2 million (US$39.4 million) from RMB316.2 million in the same period of 2024. The decrease was primarily due to more disciplined marketing spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 16.0% to RMB123.1 million (US$17.6 million) from RMB146.6 million in the same period of 2024. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses were RMB84.0 million (US$12.0 million), compared with RMB66.0 million in the same period of 2024. The increase was primarily attributable to higher share-based compensation expenses.

Impairment of goodwill was RMB 126.3 million (US$18.1 million), compared with nil in the same period of 2024. The impairment was primarily attributable to goodwill associated with our prior acquisitions, mainly driven by lower valuations amid the current market conditions.

Loss from operations was RMB263.9 million (US$37.7 million), compared with an income from operations of RMB11.9 million in the same period of 2024.

Adjusted loss from operations (non-GAAP)[1] was RMB89.3 million (US$12.8 million), compared with an adjusted income from operations of RMB23.1 million in the same period of 2024.

Net loss was RMB210.8 million (US$30.1 million), compared with a net income of RMB86.4 million in the same period of 2024.

Adjusted net loss (non-GAAP)[1] was RMB39.4 million (US$5.6 million), compared with an adjusted net income of RMB97.1 million in the same period of 2024.

Diluted net loss per American depositary share (“ADS”) was RMB2.66 (US$0.38), compared with a diluted net income per ADS of RMB1.00 in the same period of 2024.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of December 31, 2025, the Company had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,451.2 million (US$636.5 million), compared with RMB4,859.0 million as of December 31, 2024.

Fiscal Year 2025 Financial Results

Total revenues were RMB2,749.0 million (US$393.1 million), compared with RMB3,598.9 million in 2024.

Marketing services revenue was RMB843.9 million (US$120.7 million), compared with RMB1,247.1 million in 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings.

Paid membership revenue was RMB1,538.9 million (US$220.1 million), compared with RMB1,762.0 million in 2024. The decrease was primarily due to a decline in the number of our average monthly subscribing members.

Other revenues[3] were RMB366.1 million (US$52.4 million), compared with RMB589.8 million in 2024. The decrease was primarily due to the strategic refinement of our vocational training business.

Cost of revenues decreased by 22.3% to RMB1,101.3 million (US$157.5 million) from RMB1,418.1 million in 2024. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues and a decrease in personnel-related expenses.

Gross profit was RMB1,647.7 million (US$235.6 million), compared with RMB2,180.8 million in 2024. Gross margin was 59.9%, compared with 60.6% in 2024.

Total operating expenses decreased by 19.0% to RMB2,155.0 million (US$308.2 million) from RMB2,661.9 million in 2024.

Selling and marketing expenses decreased by 21.7% to RMB1,252.3 million (US$179.1 million) from RMB1,599.2 million in 2024. The decrease was primarily due to more disciplined marketing spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 28.3% to RMB525.0 million (US$75.1 million) from RMB732.6 million in 2024. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses decreased by 23.9% to RMB251.4 million (US$36.0 million) from RMB330.2 million in 2024. The decrease was primarily attributable to a decline in the allowance for expected credit losses on trade receivables.

Impairment of goodwill was RMB 126.3 million (US$18.1 million), compared with nil in 2024. The impairment was primarily attributable to goodwill associated with our prior acquisitions, mainly driven by lower valuations amid the current market conditions.

Loss from operations was RMB507.3 million (US$72.5 million), compared with RMB481.1 million in 2024.

Adjusted loss from operations (non-GAAP)[1] narrowed by 33.6% to RMB269.2 million (US$38.5 million) from RMB405.4 million in 2024.

Investment income was RMB231.9 million (US$33.2 million), compared with RMB65.4 million in 2024. The increase was primarily attributable to unrealized gains as a result of re-measuring the fair value of our investment in a privately held company associated with an observable price change in 2025.

Net loss was RMB195.2 million (US$27.9 million), compared with RMB169.0 million in 2024.

Adjusted net income (non-GAAP)[1] was RMB37.9 million (US$5.4 million), compared with an adjusted net loss of RMB96.3 million in 2024.

Diluted net loss per ADS was RMB2.41 (US$0.34), compared with RMB1.88 in 2024.

Share Repurchase Programs

As of December 31, 2025, the Company had repurchased 31.1 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total price of US$66.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing share repurchase programs.

[1] Adjusted income/(loss) from operations and adjusted net income/(loss) are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[3] Starting from the third quarter of 2025, the Company simplified its revenue stream by reclassifying vocational training into “others” to align with its overall strategy. Revenues for the applicable comparison periods have been retrospectively reclassified.

Conference Call

The Company's management will host a conference call at 7:00 A.M. U.S. Eastern Time on Wednesday, March 25, 2026 (7:00 P.M. Beijing/Hong Kong Time on Wednesday, March 25, 2026) to discuss the results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers and a unique access PIN which can be used to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI08008b110630454896e9325bb3268f90

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income/(loss) from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization and impairment of intangible assets resulting from business acquisitions, impairment of goodwill and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.

Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	315,940	189,388	234,808	33,577	1,247,092	843,933	120,681
Paid membership	420,215	385,625	333,469	47,685	1,761,978	1,538,942	220,066
Others	123,057	83,916	75,239	10,759	589,835	366,129	52,356
Total revenues	859,212	658,929	643,516	92,021	3,598,905	2,749,004	393,103
Cost of revenues	(318,547)	(255,288)	(298,699)	(42,713)	(1,418,076)	(1,101,259)	(157,478)
Gross profit	540,665	403,641	344,817	49,308	2,180,829	1,647,745	235,625

Selling and marketing expenses	(316,198)	(330,144)	(275,243)	(39,359)	(1,599,186)	(1,252,274)	(179,073)
Research and development expenses	(146,613)	(114,362)	(123,085)	(17,601)	(732,553)	(524,996)	(75,073)
General and administrative expenses	(65,988)	(58,950)	(84,009)	(12,013)	(330,173)	(251,419)	(35,952)
Impairment of goodwill	-	-	(126,344)	(18,067)	-	(126,344)	(18,067)
Total operating expenses	(528,799)	(503,456)	(608,681)	(87,040)	(2,661,912)	(2,155,033)	(308,165)

Income/(Loss) from operations	11,866	(99,815)	(263,864)	(37,732)	(481,083)	(507,288)	(72,540)

Other income/(expenses):
Investment income	13,049	37,050	34,629	4,952	65,441	231,864	33,156
Interest income	26,311	17,306	13,379	1,913	114,964	71,542	10,230
Fair value change of financial instruments	30,698	-	-	-	78,405	-	-
Exchange gains/(losses)	1,701	(43)	(56)	(8)	1,013	(233)	(33)
Others, net	113	(391)	(2,487)	(356)	42,902	30,641	4,382

Income/(Loss) before income tax	83,738	(45,893)	(218,399)	(31,231)	(178,358)	(173,474)	(24,805)
Income tax benefits/(expenses)	2,663	(850)	7,609	1,088	9,391	(21,687)	(3,101)
Net income/(loss)	86,401	(46,743)	(210,790)	(30,143)	(168,967)	(195,161)	(27,906)
Net (income)/loss attributable to noncontrolling interests	(127)	88	2,156	308	(2,835)	2,260	323
Net income/(loss) attributable to Zhihu Inc.’s shareholders	86,274	(46,655)	(208,634)	(29,835)	(171,802)	(192,901)	(27,583)

Net income/(loss) per share
Basic	0.34	(0.19)	(0.89)	(0.13)	(0.63)	(0.80)	(0.11)
Diluted	0.33	(0.19)	(0.89)	(0.13)	(0.63)	(0.80)	(0.11)

Net income/(loss) per ADS (One ADS represents three Class A ordinary shares)
Basic	1.01	(0.58)	(2.66)	(0.38)	(1.88)	(2.41)	(0.34)
Diluted	1.00	(0.58)	(2.66)	(0.38)	(1.88)	(2.41)	(0.34)

Weighted average number of ordinary shares outstanding
Basic	256,257,971	239,496,037	235,516,843	235,516,843	273,560,865	240,043,649	240,043,649
Diluted	259,990,323	239,496,037	235,516,843	235,516,843	273,560,865	240,043,649	240,043,649

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	(314)	110	157	22	3,949	(595)	(85)
Selling and marketing expenses	269	(434)	497	71	(1,975)	31	4
Research and development expenses	(6,436)	2,825	4,145	593	7,916	5,501	787
General and administrative expenses	14,261	20,352	29,503	4,219	49,372	82,346	11,775

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,999,160	3,369,154	481,783
Term deposits	320,088	30,000	4,290
Short-term investments	538,816	840,938	120,253
Restricted cash	900	1,078	154
Trade receivables	420,636	357,998	51,193
Amounts due from related parties	41,588	25,570	3,656
Prepayments and other current assets	163,446	107,265	15,339
Total current assets	5,484,634	4,732,003	676,668
Non-current assets:
Property and equipment, net	8,490	5,349	765
Intangible assets, net	54,534	29,588	4,231
Goodwill	126,344	-	-
Long-term investments, net	51,176	158,480	22,662
Term deposits	-	210,000	30,030
Right-of-use assets	7,151	42,063	6,015
Other non-current assets	623	13,391	1,915
Total non-current assets	248,318	458,871	65,618
Total assets	5,732,952	5,190,874	742,286
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	835,688	681,307	97,426
Salary and welfare payables	275,260	188,038	26,889
Taxes payables	22,081	16,285	2,329
Contract liabilities	235,539	186,034	26,603
Amounts due to related parties	6,825	16,135	2,307
Short term lease liabilities	17,308	21,382	3,058
Short-term borrowings	-	35,000	5,005
Other current liabilities	131,955	124,233	17,765
Total current liabilities	1,524,656	1,268,414	181,382
Non-current liabilities:
Long term lease liabilities	1,823	15,592	2,230
Deferred tax liabilities	6,830	27,174	3,885
Other non-current liabilities	3,957	4,650	665
Total non-current liabilities	12,610	47,416	6,780
Total liabilities	1,537,266	1,315,830	188,162

Total Zhihu Inc.’s shareholders’ equity	4,136,123	3,804,136	543,984
Noncontrolling interests	59,563	70,908	10,140
Total shareholders’ equity	4,195,686	3,875,044	554,124

Total liabilities and shareholders’ equity	5,732,952	5,190,874	742,286

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income/(Loss) from operations	11,866	(99,815)	(263,864)	(37,732)	(481,083)	(507,288)	(72,540)
Add:						-
Share-based compensation expenses	7,780	22,853	34,302	4,905	59,262	87,283	12,481
Amortization and impairment of intangible assets resulting from business acquisitions	3,490	3,490	13,950	1,995	16,460	24,420	3,492
Impairment of goodwill	-	-	126,344	18,067	-	126,344	18,067
Adjusted income/(loss) from operations	23,136	(73,472)	(89,268)	(12,765)	(405,361)	(269,241)	(38,500)

Net income/(loss)	86,401	(46,743)	(210,790)	(30,143)	(168,967)	(195,161)	(27,906)
Add:
Share-based compensation expenses	7,780	22,853	34,302	4,905	59,262	87,283	12,481
Amortization and impairment of intangible assets resulting from business acquisitions	3,490	3,490	13,950	1,995	16,460	24,420	3,492
Impairment of goodwill	-	-	126,344	18,067	-	126,344	18,067
Tax effects on non-GAAP adjustments	(600)	(600)	(3,215)	(460)	(3,025)	(5,015)	(717)
Adjusted net income/(loss)	97,071	(21,000)	(39,409)	(5,636)	(96,270)	37,871	5,417